Exhibit 99.3

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

AS OF September 30, 2024

TABLE OF CONTENTS

Page

Condensed Consolidated Statements of Financial Position	1

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	2

Condensed Consolidated interim Statements of Changes in Equity	3-7

Condensed Consolidated interim Statements of Cash Flows	8-9

Notes to the Condensed Consolidated Financial Statements	10-16

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KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30,		As of December 31,
	2024	2023	2023
	Unaudited
	U.S Dollars In thousands
Assets
Current Assets
Cash and cash equivalents	$72,001	$52,603	$55,641
Trade receivables, net	16,295	25,107	19,877
Other accounts receivables	4,555	1,648	5,965
Inventories	71,558	73,795	88,479
Total Current Assets	164,409	153,153	169,962

Non-Current Assets
Property, plant and equipment, net	33,746	27,362	28,224
Right-of-use assets	9,854	5,494	7,761
Intangible assets, Goodwill and other long-term assets	135,041	142,501	140,465
Contract assets	8,159	8,546	8,495
Total Non-Current Assets	186,800	183,903	184,945
Total Assets	$351,209	$337,056	$354,907
Liabilities
Current Liabilities
Current maturities of lease liabilities	1,586	1,138	1,384
Current maturities of other long term liabilities	9,480	15,989	14,996
Trade payables	14,786	12,812	24,804
Other accounts payables	8,104	7,318	8,261
Deferred revenues	41	15	148
Total Current Liabilities	33,997	37,272	49,593

Non-Current Liabilities
Lease liabilities	9,574	4,717	7,438
Contingent consideration	17,630	19,642	18,855
Other long-term liabilities	34,121	36,477	34,379
Employee benefit liabilities, net	618	558	621
Total Non-Current Liabilities	61,943	61,394	61,293

Shareholder’s Equity
Ordinary shares	15,024	15,020	15,021
Additional paid in capital	266,588	265,700	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	16	(98)	140
Capital reserve from share-based payments	6,394	6,198	6,427
Capital reserve from employee benefits	283	318	275
Accumulated deficit	(29,546)	(45,258)	(40,200)
Total Shareholder’s Equity	255,269	238,390	244,021
Total Liabilities and Shareholder’s Equity	$351,209	$337,056	$354,907

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2024	2023	2024	2023	2023
	Unaudited		Unaudited
	U.S Dollars In thousands except for share and per share data

Revenues from proprietary products	$110,032	$86,437	$37,128	$31,436	$115,458
Revenues from distribution	11,916	19,650	4,612	6,498	27,061

Total revenues	121,948	106,087	41,740	37,934	142,519

Cost of revenues from proprietary products	59,207	47,863	20,869	17,447	63,342
Cost of revenues from distribution	9,805	17,146	3,637	5,684	23,687

Total cost of revenues	69,012	65,009	24,506	23,131	87,029

Gross profit	52,936	41,078	17,234	14,803	55,490

Research and development expenses	12,512	10,694	3,414	3,180	13,933
Selling and marketing expenses	13,862	11,573	4,501	3,711	16,193
General and administrative expenses	11,578	10,603	4,014	3,701	14,381
Other expenses (income)	11	920	11	(157)	919
Operating income	14,973	7,288	5,294	4,368	10,064

Financial income	1,434	92	646	67	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	255	726	(60)	553	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(5,316)	(3,358)	(1,766)	(1,288)	(980)
Financial expenses	(471)	(1,343)	(167)	(404)	(1,298)
Income before tax on income	10,875	3,405	3,947	3,296	8,429
Taxes on income	221	179	84	73	145

Net income	$10,654	$3,226	$3,863	$3,223	$8,284

Other comprehensive income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Gain (loss) on cash flow hedges	(63)	(334)	32	(90)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(61)	324	(4)	59	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	8	(30)	-	(106)	(73)
Total comprehensive income (loss)	$10,538	$3,186	$3,891	$3,086	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.19	$0.07	$0.07	$0.07	$0.17
Diluted net earnings per share	$0.18	$0.06	$0.07	$0.06	$0.15

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands
Balance as of January 1, 2024	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021
Net income	-	-	-	-	-	-	10,654	10,654
Other comprehensive income (loss)	-	-	-	(124)	-	8	-	(116)
Total comprehensive income (loss)	-	-	-	(124)	-	8	10,654	10,538
Exercise and forfeiture of share-based payment into shares	3	740	-	-	(740)	-		3
Cost of share-based payment					707			707
Balance as of September 30, 2024	$15,024	266,588	(3,490)	16	6,394	283	(29,546)	255,269

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands
Balance as of January 1, 2023	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	3,226	3,226
Other comprehensive income (loss)	-	-	-	(10)	-	(30)	-	(40)
Total comprehensive income (loss)	-	-	-	(10)	-	(30)	3,226	3,186
Issuance of ordinary shares, net of issuance cost net	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	3	257	-	-	(257)	-	-	3
Cost of share-based payment	-	-	-	-	950	-	-	950
Balance as of September 30, 2023	$15,020	$265,700	$(3,490)	$(98)	$6,198	$318	$(45,258)	$238,390

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands
Balance as of July 1, 2024	$15,023	$266,313	$(3,490)	$(12)	$6,444	$283	$(33,409)	$251,152
Net income	-	-	-	-	-	-	3,863	3,863
Other comprehensive income (loss)	-	-	-	28	-	-	-	28
Total comprehensive income (loss)	-	-	-	28	-	-	3,863	3,891
Exercise and forfeiture of share-based payment into shares	1	275	-	-	(275)			1
Cost of share-based payment	-	-			225	-	-	225
Balance as of September 30, 2024	$15,024	$266,588	$(3,490)	$16	$6,394	$283	$(29,546)	$255,269

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share	Additional paid in	Capital reserve due to translation to presentation	Capital reserve from	Capital reserve from sharebased	Capital reserve from employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars In thousands
Balance as of July 1, 2023	$11,737	$210,727	$(3,490)	$(67)	$5,902	$424	$(48,481)	$176,752
Net income	-	-	-	-	-	-	3,223	3,223
Other comprehensive income (loss)	-	-	-	(31)	-	(106)	-	(137)
Total comprehensive income (loss)	-	-	-	(31)	-	(106)	3,223	3,086
Issuance of ordinary shares, net of issuance cost net	3,283	54,948	-	-	-	-	-	58,231
Exercise and forfeiture of share-based payment into shares	0.31	25	-	-	(25)	-	-	0.31
Cost of share-based payment	-	-	-	-	321	-	-	321
Balance as of September 30, 2023	$15,020	$265,700	$(3,490)	$(98)	$6,198	$318	$(45,258)	$238,390

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	U.S Dollars In thousands
Balance as of January 1, 2023	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	8,284	8,284
Other comprehensive income (loss)	-	-	-	228	-	(73)	-	155
Total comprehensive income (loss)		-	-	228	-	(73)	8,284	8,439
Exercise and forfeiture of share-based payment into shares	4	405	-	-	(405)	-	-	4
Issuance of ordinary shares, net of issuance cost net	3,283	54,948	-	-	-	-	-	58,231
Cost of share-based payment	-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2023	$15,021	$265,848	$(3,490)	$140	$6,427	$275	$(40,200)	$244,021

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$10,654	$3,226	$3,863	$3,223	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation	9,708	9,506	3,242	3,179	12,714
Financial expenses, net	4,098	3,883	1,347	1,072	1,635
Cost of share-based payment	700	941	224	312	1,314
Taxes on income	221	179	84	73	145
Loss (gain) from sale of property and equipment	11	(5)	12	-	(5)
Change in employee benefit liabilities, net	6	(144)	17	(104)	(125)
	14,744	14,360	4,926	4,532	15,678
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	3,249	2,078	10,004	(618)	7,835
Decrease (increase) in other accounts receivables	1,452	2,716	510	1,177	(1,150)
Decrease (increase) in inventories	16,920	(5,011)	7,155	6,441	(19,694)
Decrease (increase) in deferred expenses	336	2,763	97	(279)	2,814
Decrease in trade payables	(10,747)	(18,617)	(5,655)	(13,181)	(8,885)
Increase (decrease) in other accounts payables	(157)	(359)	881	49	765
Increase (decrease) in deferred revenues	(107)	(20)	14	(23)	113
	10,946	(16,450)	13,006	(6,434)	(18,202)
Cash received (paid) during the period for:

Interest paid	(424)	(1,149)	(158)	(405)	(1,228)
Interest received	1,434	92	646	67	-
Taxes paid	(158)	(174)	(70)	(62)	(217)
	852	(1,231)	418	(400)	(1,445)

Net cash provided by (used in) operating activities	$37,196	$(95)	$22,213	$921	$4,315

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2024	2023	2024	2023	2023
	Unaudited
	U.S Dollars In thousands

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(7,816)	$(3,876)	$(2,124)	$(1,729)	$(5,850)
Proceeds from sale of property and equipment	1	6	-	-	7
Net cash provided by (used in) investing activities	(7,815)	(3,870)	(2,124)	(1,729)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	3	1	-	4
Repayment of lease liabilities	(890)	(768)	(319)	(251)	(850)
Repayment of long-term loans	-	(17,407)	-	(15,185)	(17,407)
Repayment of other long-term liabilities	(12,316)	(17,500)	(4,468)	(11,500)	(17,300)
Proceeds from issuance of ordinary shares, net	-	58,231	-	58,231	58,231
Net cash provided by (used in) financing activities	(13,203)	22,559	(4,786)	31,295	22,678

Exchange differences on balances of cash and cash equivalent	182	(249)	151	328	233

Increase (decrease) in cash and cash equivalents	16,360	18,345	15,454	30,815	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	56,547	21,788	34,258

Cash and cash equivalents at the end of the period	$72,001	$52,603	$72,001	$52,603	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,163	$3,880	$2,642	$295	$6,546
Purchase of property and equipment and Intangible assets	$1,040	$681	$1,040	$681	$646

The accompanying Notes are an integral part of the unaudited Consolidated Financial Statements.

KAMADA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products KEDRAB®, CYTOGAM®, VARIZIG®, WINRHO SDF®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and in addition have eleven biosimilar products in its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and Israeli Ministry of Health (“IL MOH”) approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of Anti-Rabies and Anti-D hyper-immune plasma used in the manufacturing of the Company’s relevant products and recently opened a new plasma collection center in Houston, Texas in which it collects normal source plasma and specialty plasma. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Historically, the Company generated revenues on sales of GLASSIA, manufactured by the Company, to Takeda for further distribution in the United States. In accordance with the agreement with Takeda, the Company ceased the production and sale of GLASSIA to Takeda during 2021, and during the first quarter of 2022, Takeda began to pay the Company royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Refer to Note 18 in our annual Financial report for further details on the engagement with Takeda.

The Company’s ordinary shares are listed for trading on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

FIMI Opportunity Funds (“FIMI”), the leading private equity firm in Israel beneficially owns approximately 38% of the Company’s outstanding ordinary shares and is a controlling shareholder of the Company; within the meaning of the Israeli Companies Law, 1999. Refer to Note 20 for further details and Item 7 within the Company annual reports on Form 20-F.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

These financial statements have been prepared in a condensed format as of September 30, 2024, and for the three and nine months then ended. The accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements, unless disclosed otherwise. Therefore, these unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2023, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation. The results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024 or any other future interim or annual period

b.	Implementation of new accounting standards:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

As of June 30, 2024, the Company does not have impact on its financial statement.

IFRS 18, Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The purpose of the standard is to provide improved structure and content to the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements that were taken from IAS 1, Presentation of Financial Statements, with small changes.

As part of the new disclosure requirements, companies will be required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, for most companies, the results in the income statements will be classified into three categories: operating profit, profit from investments and profit from financing.

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes. The standard will encourage companies to avoid classifying items as ‘other’ (for example, other expenses), and using this classification will lead to additional disclosure requirements.

The standard is effective from annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

On February 29, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 27,468 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix.

The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	20,800 options to purchase the ordinary shares of the Company, at an exercise price of NIS 23.91 (USD 6.67) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $48 thousands.

Under the US Appendix:

-	6,668 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.62 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $18 thousands.

On July 21, 2024, the Company’s Board of Directors approved the grant of options to purchase up to 15,081 options to purchase ordinary shares of the Company, under the 2011 Plan and the US Appendix.

Under the Israeli Share Option Plan:

-	9,049 options to purchase the ordinary shares of the Company, at an exercise price of NIS 22.01 (USD 6.06) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $36 thousands.

Under the US Appendix:

-	6,032 options to purchase the ordinary shares of the Company, at an exercise price of USD 6.07 per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated on the date of grant at $21 thousands.

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees and Board of Directors members.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan.

Under the Israeli Share Option Plan:

Dividend yield (%)
Expected volatility of the share prices (%)	33%-129%
Risk-free interest rate (%)	3.74%-4.87%
Contractual term of up to (years)	6.5
Exercise multiple	1
Weighted average share prices (NIS)	20.82-22.77
Expected average forfeiture rate (%)	5.5%-8.50%

Under the US Appendix:

Dividend yield (%)	-
Expected volatility of the share prices (%)	42%-97%
Risk-free interest rate (%)	3.04%-6.11%
Contractual term of up to (years)	6.5
Exercise multiple	1
Weighted average share prices (USD)	5.88-6.3
Expected average forfeiture rate (%)	5.5%-8.50%

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2024
Revenues	$110,032	$11,916	$121,948
Gross profit	$50,825	$2,111	$52,936
Unallocated corporate expenses			(37,963)
Finance expenses, net			(4,098)
Income before taxes on income			$10,875

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2023
Revenues	$86,437	$19,650	$106,087
Gross profit	$38,574	$2,504	$41,078
Unallocated corporate expenses			(33,790)
Finance expenses, net			(3,883)
Income before taxes on income			$3,405

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2024
Revenues	$37,128	$4,612	$41,740
Gross profit	$16,259	$975	$17,234
Unallocated corporate expenses			(11,940)
Finance expenses, net			(1,347)
Income before taxes on income			$3,947

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2023
Revenues	$31,436	$6,498	$37,934
Gross profit	$13,989	$814	$14,803
Unallocated corporate expenses			(10,435)
Finance expenses, net			(1,072)
Income before taxes on income			$3,296

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Year Ended December 31, 2023
Revenues	$115,458	$27,061	$142,519
Gross profit	$52,116	$3,374	$55,490
Unallocated corporate expenses			(45,426)
Finance expenses, net			(1,635)
Income before taxes on income			$8,429

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$84,779	$-	$84,779
Israel	4,701	11,916	16,617
Canada	7,873	-	7,873
Europe	3,220	-	3,220
Latin America	7,588	-	7,588
Asia	1,837	-	1,837
Others	34	-	34
	$110,032	$11,916	$121,948

c.	Reporting on operating segments by geographic region:

	Nine months period ended September 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$55,220	$-	$55,220
Israel	3,119	19,650	22,769
Canada	6,930		6,930
Europe	6,724	-	6,724
Latin America	10,365	-	10,365
Asia	3,958	-	3,958
Others	121	-	121
	$86,437	$19,650	$106,087

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

	Three months period ended September 30, 2024
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$29,610	$-	$29,610
Israel	1,144	4,612	5,756
Canada	2,108		2,108
Europe	1,542	-	1,542
Latin America	2,353	-	2,690
Asia	337	-	337
Others	34	-	34
	$37,128	$4,612	$41,740

	Three months period ended September 30, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A	$23,932	$-	$23,932
Israel	1,017	6,498	7,515
Canada	1,362	-	1,362
Europe	3,280	-	3,280
Latin America	328	-	328
Asia	1,479	-	1,479
Others	38	-	38
	$31,436	$6,498	$37,934

	Year ended December 31, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Geographical markets
U.S.A	$73,741	$-	$73,741
Israel	4,235	27,061	31,296
Canada	11,162		11,162
Europe	7,088	-	7,088
Latin America	12,928	-	12,928
Asia	6,147	-	6,147
Others	157	-	157
	$115,458	$27,061	$142,519

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
September 30, 2024
Derivatives instruments	$-		$27	$-
Contingent consideration	-		-	(20,472)

September 30, 2023
Derivatives instruments			(98)
Contingent consideration	$-	$		$(22,326)

December 31, 2023
Derivatives instruments	$-		$149	$-
Contingent consideration	$-		$-	$(21,855)

During the Nine months ended on September 30, 2024 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Changes in Contingent consideration liability:

	January 1, 2024	Payments	Revaluation	September 30, 2024
	U.S. Dollars in thousands
Contingent consideration	21,855	(3,000)	1,617	20,472
Total	$21,855	$(3,000)	$1,617	$20,472

	January 1, 2023	Payments	Revaluation	September 30, 2023
	U.S. Dollars in thousands
Contingent consideration	23,534	(3,000)	1,792	22,326
Total	$23,534	$(3,000)	$1,792	$22,326

	January 1, 2023	Payments	Revaluation	December 31, 2023
	U.S. Dollars in thousands
Contingent consideration	23,534	(3,000)	1,321	21,855
Total	$23,534	$(3,000)	$1,321	$21,855

The contingent consideration fair value as of December 31, 2023, was based on an Option Pricing Method (OPM), “Monte Carlo Simulation” model. In measuring the contingent consideration liability, the Company used an appropriate risk-adjusted discount rate of 11.4% and volatility of 15.17%. totaled $21,855 thousand. Refer to Note 16 in our annual Financial report for further details.